Western Copper and Gold Corporation
(An exploration stage company)

Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

(Expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

March 22, 2018

The accompanying consolidated financial statements of Western Copper and Gold Corporation (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment.

Management maintains an appropriate system of internal control to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and proper records are maintained. Further information on the Company’s internal control over financial reporting and its disclosure controls and procedures is available in management’s report on internal control over financial reporting, which follows.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements on behalf of the shareholders and their report follows.

Julien François (signed)	Paul West-Sells (signed)

Julien François	Paul West-Sells
Chief Financial Officer	Chief Executive Officer

Management’s Report on Internal Control over Financial Reporting

March 22, 2018

Western Copper and Gold Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). The Securities and Exchange Act of 1934, in Rule 13a-15(f) and 15d-15(f) thereunder, defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company;
•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s ICFR and disclosure controls and procedures as at December 31, 2017. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on its assessment, management has concluded that, as at December 31, 2017, the Company’s ICFR and disclosure controls and procedures were effective.

Julien François (signed)	Paul West-Sells (signed)

Julien François	Paul West-Sells
Chief Financial Officer	Chief Executive Officer

March 22, 2018

Independent Auditor’s Report

To the Shareholders of Western Copper and Gold Corporation

We have audited the accompanying consolidated financial statements of Western Copper and Gold Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flow for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Western Copper and Gold Corporation and its subsidiaries as at December 31, 2017 and December 31, 2016 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers LLP (signed)

Chartered Professional Accountants

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		December 31, 2017	December 31, 2016
		$	$
ASSETS	Note
Cash and cash equivalents		395,370	611,690
Short-term investments	4	3,704,131	6,157,263
Marketable securities	5	285,700	454,500
Other assets		173,857	137,754
CURRENT ASSETS		4,559,058	7,361,207

Exploration and evaluation assets	6	40,650,547	38,722,318

ASSETS		45,209,605	46,083,525

LIABILITIES

Accounts payable and accrued liabilities		672,532	706,293

CURRENT LIABILITIES		672,532	706,293

SHAREHOLDERS’ EQUITY

Share capital	7	108,021,796	105,963,093
Contributed surplus		32,747,685	32,984,958
Deficit		(96,232,408)	(93,570,819)

SHAREHOLDERS’ EQUITY		44,537,073	45,377,232

LIABILITIES AND SHAREHOLDERS’ EQUITY		45,209,605	46,083,525

Commitments	6a
Subsequent event	16

Approved by the Board of Directors
Robert Gayton (signed) Director	Klaus Zeitler (signed) Director

The accompanying notes are an integral part of these financial statements	- 6 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,	Note	2017	2016
		$	$

Filing and regulatory fees		185,345	230,855
Office and administration		230,451	246,134
Professional fees		103,801	128,638
Rent and utilities		112,259	140,670
Share-based payments	9, 10	319,103	216,636
Shareholder communication and travel		514,565	341,801
Wages and benefits	10	1,067,084	1,114,085

CORPORATE EXPENSES		2,532,608	2,418,819

Foreign exchange loss		6,909	18,288
Interest income		(46,728)	(95,207)
Unrealized loss (gain) on marketable securities		168,800	(253,500)

LOSS AND COMPREHENSIVE LOSS		2,661,589	2,088,400

Basic and diluted loss per share		0.03	0.02

Weighted average number of common shares outstanding		95,856,191	94,403,548

The accompanying notes are an integral part of these financial statements	- 7 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,		2017	2016
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(2,661,589)	(2,088,400)

ITEMS NOT AFFECTING CASH
Share-based payments		319,103	216,636
Unrealized loss (gain) on marketable securities		168,800	(253,500)
Change in non-cash working capital items	11	(110,544)	(48,113)

OPERATING ACTIVITIES		(2,284,230)	(2,173,377)

FINANCING ACTIVITIES
Exercise of stock options	8	1,433,333	189,399

FINANCING ACTIVITIES		1,433,333	189,399

INVESTING ACTIVITIES
Redemption of short-term investments		2,413,139	3,400,000
Mineral property expenditures		(1,778,562)	(1,634,658)

INVESTING ACTIVITIES		634,577	1,765,342

CHANGE IN CASH AND CASH EQUIVALENTS		(216,320)	(218,636)

Cash and cash equivalents – Beginning		611,690	830,326

CASH AND CASH EQUIVALENTS - ENDING		395,370	611,690

The accompanying notes are an integral part of these financial statements	- 8 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2015	94,194,936	105,113,340	32,799,280	(91,482,419)	46,430,201

Shares issued – Acquisition of mineral claims (note 7)	500,000	580,000	-	-	580,000
Exercise of stock options	270,666	189,399	-	-	189,399
Transfer of stock option value	-	80,354	(80,354)	-	-
Share-based payments	-	-	266,032	-	266,032
Loss and comprehensive loss	-	-	-	(2,088,400)	(2,088,400)

DECEMBER 31, 2016	94,965,602	105,963,093	32,984,958	(93,570,819)	45,377,232

Exercise of stock options	1,688,333	1,433,333	-	-	1,433,333
Transfer of stock option value	-	625,370	(625,370)	-	-
Share-based payments	-	-	388,097	-	388,097
Loss and comprehensive loss	-	-	-	(2,661,589)	(2,661,589)

DECEMBER 31, 2017	96,653,935	108,021,796	32,747,685	(96,232,408)	44,537,073

The accompanying notes are an integral part of these financial statements	- 9 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 15th Floor – 1040 West Georgia Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of its mineral property. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements are prepared under the historical cost convention.

These financial statements were approved for issue by the Company’s board of directors on March 22, 2018.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Management considers both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

3.	ACCOUNTING POLICIES

a.	Summary of significant accounting policies

The Company’s principal accounting policies are outlined below:

(i)	Basis of consolidation

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. The financial statements of other entities (e.g. subsidiaries) are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances are eliminated.

The consolidated financial statements of the Company include Western Copper and Gold Corp., Casino Mining Corp., Ravenwolf Resource Group Ltd., and Minera Costa de Plata SA de CV.

(ii)	Presentation currency

The Company’s presentation currency is the Canadian dollar (“$”). The functional currency of Western and its significant subsidiaries is the Canadian dollar.

(iii)	Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (“foreign currencies”) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

(iv)	Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2 - Share-based Payments. The fair value of such awards is calculated using the Black-Scholes option pricing model. These costs are charged to the statement of loss or, if appropriate, are capitalized to exploration and evaluation assets over the stock option vesting period with an offsetting entry to contributed surplus. The Company’s allocation of share-based payments is consistent with its treatment of other types of compensation for each recipient.

If the stock options are exercised, the value attributable to the stock options is transferred to share capital.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

(v)	Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to the previous year.

Deferred taxes are recorded using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (i.e. timing differences). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of loss in the period that the substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

(vi)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed in the same way as basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

(vii)	Long-lived assets

1.	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of-production method.

The Company classifies its mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mining leases or permits.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

Proceeds received from the sale of royalties, as a result of tax credits, or as part of government assistance programs are recognized as a reduction in the carrying value of the related asset when the money is more likely than not to be received. If the applicable property has been written-off, the amount received is recorded as a credit in the statement of loss in the period in which the payment is more likely than not to be received.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

2.	Impairment

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs of disposal and value in use (“VIU”). If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

3.	Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(viii)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(ix)	Short-term investments

Short-term investments are investments with an original maturity date greater than three months, but no more than one year from the date of acquisition.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

(x)	Financial instruments

1.	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value, plus any directly attributable transaction costs, and are subsequently carried at amortized cost less impairment losses using the effective interest rate method. Interest income is recognized by applying the effective interest rate.

The Company has classified cash and cash equivalents and short-term investments contained in other assets as “loans and receivables”.

2.	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified as FVTPL where the asset is either held for trading or is specifically designated as FVTPL. Gains and losses arising from changes in fair value of these assets are recognised in the statement of loss for the period. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling in the near future.

The Company has classified marketable securities as “financial assets at FVTPL”. All marketable securities are considered Level 1 in the financial instrument hierarchy as they are quoted in an active public market.

3.	Other financial liabilities

Trade payables and other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.

The Company has classified accounts payable and accrued liabilities as “other financial liabilities”.

(xi)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

b.	Recent accounting pronouncements

Certain new standards, amendments, and interpretations are effective for annual periods beginning on or after January 1, 2018 and have not been applied in preparing these consolidated financial statements.

(i)

IFRS 9 - Financial instruments addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39 - Financial Instruments: Recognition and Measurement.

IFRS 9 requires financial assets to be classified into one of three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option to present fair value changes of equity investments in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company does not expect the adoption of IFRS 9 to have an impact on its financial statement because the Company already records changes to the fair value of its financial assets through profit and loss.

(ii)

IFRS 16 – Leases specifies how an issuer will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. The Company is in the process of determining the impact that these changes will have on its financial statements.

4.	SHORT-TERM INVESTMENTS

As at December 31, 2017, the Company had $3,704,131 (2016 - $6,157,263) invested in Canadian dollar denominated guaranteed investment certificates, including accrued interest of $17,270 (2016 - $57,263).

5.	MARKETABLE SECURITIES

As at December 31, 2017, the Company held marketable securities with a total market value of $285,700 (2016 - $454,500). The Company’s marketable securities consist of 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $250,000 (December 31, 2016 - $412,500) and 420,000 common shares of Copper North Mining Corp. with a market value of $35,700 (December 31, 2016 - $42,000).

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

6.	EXPLORATION AND EVALUATION ASSETS

a.	Casino (100% - Yukon, Canada)

The Company’s only exploration and evaluation asset is the wholly-owned Casino Project. The Casino Project is a large copper-gold porphyry deposit located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

b.	Exploration and evaluation expenditures

$

DECEMBER 31, 2015	36,389,795

Acquisition costs	617,767
Claims maintenance	21,314
Engineering	337,039
Permitting	766,263
Salary and wages	540,744
Share-based payments	49,396

DECEMBER 31, 2016	38,722,318

Claims maintenance	10,605
Engineering	183,165
Permitting	1,317,578
Salary and wages	347,887
Share-based payments	68,994

DECEMBER 31, 2017	40,650,547

7.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On November 9, 2016, the Company completed an agreement with Cariboo Rose Resources Ltd. (“Cariboo Rose”) whereby Cariboo Rose exercised its option to acquire the 55 mineral claims known as the Casino B Claims. As part of the same agreement, Western re-purchased nine of the Casino B Claims in exchange for 500,000 common shares of the Company. The common shares had a market value of $580,000 on the closing date of the transaction.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

8.	STOCK OPTIONS

Based on the Company’s stock option plan, most recently approved by the Company’s shareholders at the annual general meeting held on June 24, 2015, Western may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2017, the Company could issue an additional 5,382,058 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2015	6,217,334	1.24

Granted	1,550,000	0.96
Exercised	(270,666)	0.70
Expired	(1,525,000)	2.84

DECEMBER 31, 2016	5,971,668	0.79

Exercised	(1,688,333)	0.85

DECEMBER 31, 2017	4,283,335	0.76

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.50	741,667	0.50	2.61
$0.60 – 0.67	1,300,000	0.61	0.65
$0.80 – 0.88	658,334	0.88	1.54
0.96	1,583,334	0.96	3.62

DECEMBER 31, 2017	4,283,335	0.76	2.23

Of the total stock options outstanding, 3,249,992 were vested and exercisable at December 31, 2017. The weighted average exercise price of vested stock options is $0.70 and the average remaining contractual life is 1.76 years.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

9.	SHARE-BASED PAYMENTS

The following is a summary of stock options granted by the Company in 2016 and the fair value assigned to the grant. The Company did not grant stock options in 2017. The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions:

September 12,
Inputs and assumptions	2016

Stock options granted	1,550,000
Exercise price	$0.96

Market price	$0.96
Expected option term (years)	3.0
Expected stock price volatility	59.3%
Average risk-free interest rate	0.60%
Expected forfeiture rate	-
Expected dividend yield	-

FAIR VALUE ASSIGNED	592,000

10.	KEY MANAGEMENT COMPENSATION

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers was as follows:

For the year ended December 31,	2017	2016
	$	$
Salaries and director fees	827,236	884,940
Share-based payments	290,069	140,808

KEY MANAGEMENT COMPENSATION	1,117,305	1,025,748

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31,	2017	2016
	$	$
Increase in other assets	(47,474)	(35,945)
Decrease in accrued interest balance	39,993	16,162
Decrease in accounts payable and accrued liabilities related to operations	(103,063)	(28,330)

CHANGE IN NON-CASH WORKING CAPITAL ITEMS	(110,544)	(48,113)

12.	SEGMENTED INFORMATION

The Company’s operations are in one segment: the acquisition, exploration, and future development of resource properties. All interest income is earned in Canada. All assets are held in Canada.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

13.	INCOME TAXES

a.	Rate reconciliation

The income tax expense or recovery reported by the Company differs from the amounts obtained by applying statutory rates to the loss and comprehensive loss. A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

For the year ended December 31,	2017	2016

Statutory tax rate	26.00%	26.00%

Loss before taxes	2,661,589	2,088,400

Income tax recovery calculated at statutory rate	692,013	542,984

Non-deductible expenditures	(88,941)	(60,784)
Other	27,136	6,644
Unrecognized tax benefit	(630,208)	(488,844)

INCOME TAX	-	-

b.	Unrecognized deferred income tax asset

Future potential tax deductions that are not used to offset deferred income tax liabilities are considered to be unrecognized deferred income tax assets. The significant components of the Company’s unrecognized deferred income tax asset are as follows:

As at December 31,	2017	2016
	$	$
Mineral property interests	1,173,590	1,125,110
Non-capital losses	4,312,706	3,576,176
Property and equipment	198,165	194,575
Other items	147,184	141,733

UNRECOGNIZED DEFERRED INCOME TAX ASSET	5,831,645	5,037,594

The Company estimates that the realization of income tax benefits related to these deferred income tax assets is uncertain and cannot be considered to be more likely than not. Accordingly, no deferred income tax asset has been recorded.

c.	Non-capital losses

The Company has incurred non-capital losses that may be carried forward and used to reduce taxable income of future years. These losses totaled $16.0 million as at December 31, 2017 (2016 - $13.1 million) and will expire between 2030 and 2037.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

The Company has approximately $32.9 million in Canadian exploration and development expenditures (2016 – $30.5 million), and has cumulative eligible capital and undepreciated capital cost balances totaling $1.3 million (2016 – $1.3 million). These amounts are available to reduce future taxable income and do not expire.

14.	CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

There was no change in the Company’s approach to capital management during the year. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

15.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short- term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

b.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

c.	Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.

16.	SUBSEQUENT EVENT

On February 8, 2018, Western issued 2,905,066 units at a price of $1.15 per unit for gross proceeds of $3.34 million. Each unit consisted of one common share of the Company and half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.75 until February 8, 2020.